07024175

SUPPL

File No: 82-34882

RECEIVED

2007 JUN -6 A 8:44

Filtrona plc

Results of the Annual General Meeting

Filtrona plc (the 'Company') held its first Annual General Meeting of its shareholders today, Monday 30 April 2007 at 12 noon. The proxy voting figures received are shown below.

No.	Resolution		
1	**To receive and adopt the Report of the Directors, the Accounts for the year ended 31 December 2006 and the Report of the Auditor thereon**		
	Votes for/discretionary	139,525,929	99.76%
	Votes against	339,252	0.24%
	Total votes cast	139,865,181	100%
	Votes withheld	205,690	
	Poll	No	
2	**To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2006**		
	Votes for/discretionary	138,484,631	99.21%
	Votes against	1,098,369	0.79%
	Total votes cast	139,583,000	100%
	Votes withheld	487,870	
	Poll	No	
3	**To declare a final dividend of 4.6p per share for the year ended 31 December 2006**		
	Votes for/discretionary	139,868,079	100%
	Votes against	1,000	–
	Total votes cast	139,869,079	100%
	Votes withheld	201,792	
	Poll	No	
4	**To re-elect Jeff Harris as a Director of the Company**		
	Votes for/discretionary	139,858,209	99.99%
	Votes against	8,613	0.01%
	Total votes cast	139,866,822	100%
	Votes withheld	204,049	
	Poll	No	
5	**To re-elect Adrian Auer as a Director of the Company**		
	Votes for/discretionary	139,857,709	99.99%
	Votes against	7,536	0.01%
	Total votes cast	139,865,245	100%
	Votes withheld	205,626	
	Poll	No	
6	**To re-appoint KPMG Audit Plc as auditors and to authorise the Directors to fix their remuneration**		
	Votes for/discretionary	138,713,981	99.8%
	Votes against	284,217	0.2%
	Total votes cast	138,998,198	100%
	Votes withheld	1,072,672	
	Poll	No	

PROCESSED
JUN 1 1 2007
THOMSON FINANCIAL

PROCESSED
JUN 1 1 2007
THOMSON FINANCIAL

6/7

7 To authorise the Directors to allot relevant securities

Votes for/discretionary	139,410,548	99.67%
Votes against	455,026	0.33%
Total votes cast	139,865,574	100%
Votes withheld	205,297	
Poll	No	

8 To authorise the Directors to modify pre-emption rights

Votes for/discretionary	139,847,871	99.99%
Votes against	17,359	0.01%
Total votes cast	139,865,230	100%
Votes withheld	205,641	
Poll	No	

9 To authorise the Company to make market purchases of its own shares

Votes for/discretionary	139,854,350	99.99%
Votes against	11,966	0.01%
Total votes cast	139,866,316	100%
Votes withheld	204,555	
Poll	No	

Number of shareholders at meeting date: 4,530

Issued share capital at meeting date: 219,326,796 ordinary shares of 25p each

Number of votes per share: 1

All the Resolutions proposed at the Meeting as set out in the Notice of Meeting (a copy of which is available on our website at www.filtrona.com) were passed on a show of hands.

Two copies of the resolutions passed will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade, Canary Wharf, London E14 5HS

Name of contact and telephone number for queries – Patricia Kingdon
Telephone: 01908 359 100
E-mail: patriciakingdon@filtrona.com

Name and signature of authorised company official responsible for making this notification

Steve Dryden, Finance Director

3 May 2007

Filtrona plc

Filtrona plc is pleased to confirm that it has today completed the acquisition of the assets and business of Duraco, Inc, previously announced on 19 April 2007, following clearance from the US competition authorities.

Enquiries:

Filtrona plc Tel: 01908 359100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

Finsbury Tel: 020 7251 3801
James Leviton
Gordon Simpson

END